 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

Remark Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

75955K102
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75955K102

1	NAME OF REPORTING PERSON

Ernest T. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,414,881
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		928,688*
PERSON WITH	7	SOLE DISPOSITIVE POWER

4,414,881
	8	SHARED DISPOSITIVE POWER

928,688*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,343,569
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.57%
12	TYPE OF REPORTING PERSON

IN

* Includes 37,600 shares of Common Stock held by Ernest T. Lee’s spouse and 2,200 shares of Common Stock held by Mr. Lee’s son.

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CUSIP NO. 75955K102

1	NAME OF REPORTING PERSON

Urban Casinos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		888,888
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

888,888
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

888,888
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.42%
12	TYPE OF REPORTING PERSON

CO

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CUSIP NO. 75955K102

Item 1(a).	Name of Issuer:

Remark Holdings, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3960 Howard Hughes Parkway, Suite 900, Las Vegas, NV 89169

Item 2(a).	Name of Person Filing:

Ernest T. Lee and Urban Casinos. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed as Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on October 26, 2016, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of Mr. Lee and Urban Casinos is 3271 South Highland Drive #704, Las Vegas, NV 89109.

Item 2(c).	Citizenship:

Mr. Lee is a citizen of the United States of America. Urban Casinos is incorporated in Nevada.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

75955K102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x /	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

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CUSIP NO. 75955K102

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on December 31, 2018:

(i)	Mr. Lee beneficially owned 5,343,569 Shares, consisting of (i) 4,414,881 Shares held by Mr. Lee, (ii) 888,888 Shares held by Urban Casinos, (iii) 37,600 Shares held by Mr. Lee’s wife, and (iv) 2,200 Shares held by Mr. Lee’s son. Mr. Lee, as the President of Urban Casinos, may be deemed to beneficially own the Shares held by Urban Casinos.

(ii)	Urban Casinos beneficially owned 888,888 Shares.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

(b)	Percent of class:

The information required by Item 4(b) is set forth in Row (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference.

The percentages set forth in Row (11) of the cover page for each Reporting Person is based upon 36,668,696 Shares, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2018.

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CUSIP NO. 75955K102

(c)	Number of shares as to which each Reporting Person has:

The information required by Item 4(c) is set forth in Rows (5) - (9) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mr. Lee shares voting and dispositive power over the Shares beneficially owned by Urban Casinos.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on October 26, 2016.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 75955K102

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2019

/s/ Ernest T. Lee
ERNEST T. LEE

URBAN CASINOS

By:	/s/ Ernest T. Lee
	Name:	Ernest T. Lee
	Title:	President

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